UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

LEARNING TREE INTERNATIONAL, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

522015106

(CUSIP Number)

Brian J. McCarthy, Esq.

Skadden, Arps, Slate, Meagher & Flom, LLP

300 South Grand Avenue, Suite 3400

Los Angeles, CA 90071

(213) 687-5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. David C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,382,205

	8.	Shared Voting Power 2,635,382

	9.	Sole Dispositive Power 1,382,205

	10.	Shared Dispositive Power 2,635,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 31.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. Mary C. Collins

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 177,640

	8.	Shared Voting Power 2,635,382

	9.	Sole Dispositive Power 177,640

	10.	Shared Dispositive Power 2,635,382

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,195,227

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 31.7%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. DCMA Holdings, LP, Tax ID # 95-4731724

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,837,141

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,837,141

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,837,141

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 13.9%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Adventures in Learning Foundation, formerly known as The Pegasus Foundation, Tax ID # 95-4834973

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 238,323

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 238,323

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 238,323

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 1.8%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 522015 10 6

1.	Names of Reporting Persons. The Collins Family Foundation, Tax ID # 95-4618828

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 289,918

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 289,918

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 289,918

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 2.2%

14.	Type of Reporting Person (See Instructions) CO

This filing amends Schedule 13D filed October 6, 2000 (the “Original Filing”), regarding the common stock, $.0001 par value (the “Common Stock”), of Learning Tree International, Inc., a Delaware corporation (the “Company”), as amended by Schedule 13D/A filed February 20, 2003 (“Amendment 1”), as amended by Schedule 13D/A filed February 8, 2005 (“Amendment 2”), as amended by Schedule 13D/A filed October 16, 2006 (“Amendment 3”), as amended by Schedule 13D/A filed September 14, 2012  (“Amendment 4”), as amended by Schedule 13D/A filed December 28, 2012 (“Amendment 5”), as amended by Schedule 13D/A filed January 31, 2013 (“Amendment 6”), as amended by Schedule 13D/A filed February 25, 2013 (“Amendment 7”), and as further amended by Schedule 13D/A filed February 27, 2013 (“Amendment 8” and, collectively, with the Original Filing, Amendment 1, Amendment 2, Amendment 3, Amendment  4, Amendment 5, Amendment 6, and Amendment 7, the “Prior Filings”).  The Prior Filings are hereby amended as set forth below.  References should be made to the Prior Filings for additional information.  Terms with initial capital letters not defined in this Amendment No. 9 are used with the meanings assigned to them in the Prior Filings.

Item 4.  Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following:

In connection with the Nominating Committee’s review of candidates for the Board of Directors, on March 9, 2013, Dr. David C. Collins nominated W. Mathew Juechter as a candidate for election to the Board as a Class II director in connection with the 2013 Annual Meeting so that stockholders may have the opportunity to consider this incumbent director for reelection.  Mr. Juechter currently serves as a Class II director of the Company.

As previously stated, Dr. Collins reserves the right to nominate additional nominees, including, without limitation, the right to (1) nominate additional nominees to fill any director positions created by the Board prior to or at the 2013 Annual Meeting, (2) nominate additional or other persons if the Company makes or announces any change to the Company’s Bylaws or takes or announces any other actions that are designed to, or have the effect of, disqualifying any of his nominees, and (3) nominate a substitute person or substitute persons for election as directors in the event that any of his nominees is unable or unwilling to serve as a director.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 11, 2013

/s/ David C. Collins
David C. Collins

/s/ Mary C. Collins
Mary C. Collins

DCMA HOLDINGS, L.P.

	By	/s/ Mary C. Collins
Mary C. Collins
Its General Partner

THE ADVENTURES IN LEARNING FOUNDATION

	By	/s/ David C. Collins
David C. Collins
Its Trustee

THE COLLINS FAMILY FOUNDATION

	By	/s/ Mary C. Collins
Mary C. Collins
Its President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement:  provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)